

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

William A. Ackman
Chief Executive Officer
Pershing Square SPARC Holdings, Ltd./DE
787 Eleventh Avenue, 9th Floor
New York, New York 10019

>   **Re: Pershing Square SPARC Holdings, Ltd./DE**
>   **Registration Statement on Form S-1**
>   **Filed November 26, 2021**
>   **File No. 333-261376**

Dear Mr. Ackman:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed on November 26, 2021

General

1.   We do not believe that aspects of your offering would comply with NYSE's Listed Company Manual Section 703.12. We note NYSE's proposed rule change (SR-NYSE-2021-45), submitted under Exchange Act Rule 19b-4, to adopt a new subsection of Section 102 of the Manual has been noticed for comment and is currently pending before the Commission. See Release Nos. 34-92876, 34-93221, and 34-93741. When the issues raised in the rulemaking proceedings, particularly in Release No. 34-93741, are resolved, we expect to have additional comments on your filing.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Gregory P. Patti, Jr.